UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 4)*

INSPIRED ENTERTAINMENT, INC.
(Name of Issuer)

Common Stock, Par Value $0.0001 Per Share
(Title of Class of Securities)

45782N108
(CUSIP Number)

A. Lorne Weil

250 West 57th Street, Suite 415

New York, New York 10107

(646) 565-3861

Carly M. Weil

3104 E. Camelback Road #2267

Phoenix, Arizona 85106

(917) 941-2082

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

June 28, 2024
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	45782N108

1.	Names of Reporting Persons. A. Lorne Weil

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
(a) (b)

3.	SEC Use Only
4.	Source of Funds (See Instructions): OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): Not Applicable
6.	Citizenship or Place of Organization: Canada

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power: 298,727

	8.	Shared Voting Power: 2,478,308

	9.	Sole Dispositive Power: 298,727

	10.	Shared Dispositive Power: 2,478,308

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 2,777,035

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 9.9%

14.	Type of Reporting Person (See Instructions): IN

CUSIP No.	45782N108

1.	Names of Reporting Persons. Carly M. Weil
2.	Check the Appropriate Box if a Member of a Group (See Instructions):
(a) (b)
3.	SEC Use Only
4.	Source of Funds (See Instructions): OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): Not Applicable
6.	Citizenship or Place of Organization: United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power: 0

	8.	Shared Voting Power: 1,955,537

	9.	Sole Dispositive Power: 0

	10.	Shared Dispositive Power: 1,955,537

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 1,955,537

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 7.0%

14.	Type of Reporting Person (See Instructions): IN

CUSIP No.	45782N108

1.	Names of Reporting Persons. William C. Adams
2.	Check the Appropriate Box if a Member of a Group (See Instructions):
(a) (b)
3.	SEC Use Only
4.	Source of Funds (See Instructions): OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): Not Applicable
6.	Citizenship or Place of Organization: United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power: 0
	8.	Shared Voting Power: 0

	9.	Sole Dispositive Power: 0
	10.	Shared Dispositive Power: 1,462,522

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 1,462,522

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 5.2%

14.	Type of Reporting Person (See Instructions): IN

Item 1. Security and Issuer.

This Amendment No. 4 (this “Amendment”) amends and supplements the Schedule 13D filed by the Reporting Persons with the Securities and Exchange Commission (the “SEC”) on June 9, 2017, as amended by Amendment No. 1 to the Schedule 13D (“Amendment No. 1”) filed by certain of the Reporting Persons with the SEC on January 23, 2018, Amendment No. 2 to the Schedule 13D (“Amendment No. 2”) filed by certain of the Reporting Persons with the SEC on November 29, 2021, and Amendment No. 3 to the Schedule 13D (“Amendment No. 3”) filed by certain of the Reporting Persons with the SEC on May 23, 2024 (such Schedule 13D, as amended by Amendment No. 1, Amendment No. 2, and Amendment No. 3, the “Schedule 13D”). The Schedule 13D, as amended by this Amendment, relates to the common stock, par value $0.0001 per share (“Common Stock”), of Inspired Entertainment, Inc., a corporation formed under the laws of the State of Delaware (the “Issuer”), whose principal executive offices are located at 250 West 57th Street, Suite 415, New York, New York 10107.

As further described herein, the Schedule 13D is hereby being amended to report certain gifts of Common Stock for estate planning purposes and to add William C. Adams as a Reporting Person.

Capitalized terms used herein and not otherwise defined in this Amendment shall have the meanings set forth in the Schedule 13D. Except as specifically set forth herein, the Schedule 13D remains unmodified.

Item 2. Identity and Background.

Item 2 to the Schedule 13D is hereby amended to add the following information:

William C. Adams is added as a Reporting Person to the Schedule 13D. The address for William C. Adams is 3104 E. Camelback Road #2267, Phoenix, Arizona 85106. He is a U.S. Citizen.

During the last five years, Williams C. Adams has not: (i) been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration

The information disclosed in Item 4 is incorporated herein by reference.

Item 4. Purpose of Transaction.

Item 4 to the Schedule 13D is hereby amended to add the following information:

On June 28, 2024, Lorne Weil gifted all of the membership interests of Hydralex Holdings LLC (“Hydralex LLC”) to the A. Lorne Weil 2024 Family Trusts (the “2024 Lorne Weil Trusts”). As disclosed in Amendment No. 3, Hydralex LLC holds 1,156,364 RSUs and 911,810 PSUs of the Issuer.

On June 28, 2004, Kathy Angele gifted all of the membership interests of Angele Delaware Investments LLC (“Angele LLC”) to the Kathy Angele 2024 Dynasty Trust (the “2024 Angele Trust”). Angele LLC holds 493,015 shares of the Issuer’s Common Stock, having acquired the shares from Kathy Angele on June 4, 2024 in exchange for her receiving the membership interests of Angele LLC.

Carly M. Weil serves as manager of Hydralex LLC and Angele LLC and in those capacities has voting and dispositive power over the securities held by Hydralex LLC and Angele LLC. Carly Weil also acts as investment advisor to the 2024 Lorne Weil Trusts and the 2024 Angele Trust and in those capacities has voting and dispositive power over the membership interests of Hydralex LLC and Angele LLC held by these trusts. Carly Weil also serves as distribution advisor to the 2024 Angele Trust and in that capacity has power to direct the trustee of the 2024 Angele Trust to make distributions from the trust. In addition, Carly Weil and William Adams serve as members of the distribution committee of the 2024 Lorne Weil Trusts and in that capacity, with the investment advisor, have the power to direct the trustee of the 2024 Lorne Weil Trusts to make distributions from the trusts.

Between June 11, 2024 and June 14, 2024, Hydra Sponsor distributed, on a pro rata basis, to its members all of the 896,179 shares of Common Stock that it held. In the distribution, Lorne Weil directly received 298,727 shares and trusts for the benefit of Lorne Weil’s children received 522,771 shares of Common Stock (the “2010 Children Trusts”). The trustees of the 2010 Children Trusts anticipate decanting such shares for the benefit of the 2024 Lorne Weil Trusts and the 2024 Angele Trust.

The securities described in this Schedule 13D are held for investment purposes. Except in Lorne Weil’s capacity as the Executive Chairman of the Issuer, no Reporting Person has any present plan or proposal which would relate to or result in any of the matters set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D except as set forth herein. The Reporting Persons reserve the right to increase or decrease their respective positions in the Issuer through, among other things, the purchase or sale of securities of the Issuer on the open market or in private transactions or otherwise on such terms and at such times as the Reporting Persons may deem advisable. The Reporting Persons reserve the right to change their intention with respect to all matters referred to in this Item 4.

Item 5. Interest in Securities of the Issuer.

(a) and (b)	The information set forth on the cover pages of this Amendment No. 4 is incorporated herein by reference.

The aggregate percentage of shares of Common Stock reported owned by each person named herein is based upon 26,571,308 shares of Common Stock outstanding as of May 7, 2024, as reported in the Quarterly Report on Form 10-Q filed by the Issuer with the SEC on May 10, 2024. The number of shares that each Reporting Person beneficially owns does not take into account shares of Common Stock held by the other stockholders party to the Stockholders Agreement, pursuant to which such stockholders have agreed, in certain circumstances, to vote for Hydra Sponsor’s designees to the board of directors of the Issuer as described in Item 6 of the Schedule 13D.

The information set forth on the cover pages of this Amendment No. 4 for each Reporting Person includes 1,462,522 Units (comprising 1,006,272 RSUs and 456,250 PSUs), which were part of special sign-on awards granted to Lorne Weil between 2017 and 2023 under the Issuer’s equity incentive plans, and which have satisfied the applicable vesting requirements. Settlement of such special sign-on awards shall not occur until Lorne Weil’s services with the Issuer terminate or in the event of his death or disability, or upon a change in control of the Issuer.

Lorne Weil’s remaining Units under the Issuer’s equity incentive plans comprise an aggregate of 150,092 unvested RSUs and 455,560 unvested PSUs as described in Amendment No. 3.

Under Lorne Weil’s Employment Agreement, in the event the Issuer elects to terminate Lorne Weil’s employment without cause, or if Lorne Weil terminates his employment for good reason, the unvested RSUs and PSUs (excluding sign-on awards) would remain outstanding subject to potential vesting in accordance with the time, performance or other conditions applicable to the awards; and, with respect to the sign-on awards, if Lorne Weil’s employment terminates prior to the end of the Employment Agreement, the unvested portion would lapse in circumstances other than death, a “change in control termination event” (as defined) or if the Company’s stock is no longer publicly traded, in which case, all or a portion of the outstanding balance would vest.

Carly M. Weil serves as manager of Hydralex LLC and Angele LLC and in those capacities has voting and dispositive power over the securities held by Hydralex LLC and Angele LLC. Carly Weil also acts as investment advisor to the 2024 Lorne Weil Trusts and the 2024 Angele Trust and in those capacities has voting and dispositive power over the membership interests of Hydralex LLC and Angele LLC held by these trusts. Carly Weil also serves as distribution advisor to the 2024 Angele Trust and in that capacity has power to direct the trustee of the 2024 Angele Trust to make distributions from the trust. In addition, Carly Weil and William Adams serve as members of the distribution committee of the 2024 Lorne Weil Trusts and in that capacity, with the investment advisor, have the power to direct the trustee of the 2024 Lorne Weil Trusts to make distributions from the trusts.

Carly Weil and William Adams are married. Lorne Weil is the uncle of Carly Weil. Because of his relationships with Carly Weil and Kathy Angele, and that he is a beneficiary of the 2024 Lorne Weil Trusts and the 2024 Angele Trust, Lorne Weil may be deemed to share beneficial ownership with respect to shares of Common Stock held by Hydralex LLC and by Angele LLC.

The filing of this Schedule 13D shall not be deemed an admission that the Reporting Persons are, for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), the beneficial owners of any securities of the Issuer that he or she do not directly own. Each of the Reporting Persons specifically disclaims beneficial ownership of the securities of the Issuer reported herein that he or she does not directly own, except to the extent of their pecuniary interest therein.

Each of the Reporting Persons disclaim being part of a group, within the meaning of section 13(d)(3) of the Exchange Act.

(c)	None of the Reporting Persons has entered into any transactions in the Common Stock during the past sixty days except for the transactions described in Item 4 of this Amendment and Amendment No. 3.

(d)	Not applicable.

(e)	Not applicable.

Item 7. Material to be Filed as Exhibits.

Item 7 to the Schedule 13D is hereby amended to add the following information:

99.5	Voting Agreement, dated June 4, 2024, by and between Kathy Angele and Angele Delaware Investments LLC (filed herewith).
99.6	Joint Filing Agreement dated July 2, 2024 filed by the Reporting Persons (filed herewith).

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DATE: July 2, 2024

/s/ A. Lorne Weil
A. Lorne Weil

/s/ Carly Weil
Carly Weil

/s/ William C. Adams
William C. Adams

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations

(See 18 U.S.C. 1001)